UNITY HOLDINGS, INC.

Dear Shareholder of Unity Holdings, Inc.:

Seven years ago, you purchased stock in Unity National Bank at a par value of $0.01 per share. Part of our strategy as a rapidly growing bank was to retain our accumulated earnings over the first several years and to not pay a dividend. By growing our equity, we were able to capitalize our growth and remain fiscally sound as we continued to prosper.

After careful consideration, your Board has authorized the Company to purchase up to 50,000 shares of our common stock at a price of $26.00 per share.  You may tender all or part of your shares for purchase by the Company.  In particular, shareholders owning fewer than 100 shares may find the offer provides a good opportunity to sell their shares and avoid any "odd lot" charges that might be imposed by brokers should they wish to sell.  In the event that the total number of shares tendered exceeds 50,000, purchases will first be made from shareholders who own fewer than 100 shares.  All other shares will then be purchased on a pro rata basis.

The Company is making this offer after careful consideration of our capital needs and the market for our stock.  As discussed in the enclosed Offer to Purchase, the holding company now has more capital than is needed to satisfy applicable bank regulations.  Our capital level is also higher than the Board believes can be used to best advantage in our normal banking operations even with the anticipated growth in our new markets.  In addition, the Board realizes a readily available market does not exist for those shareholders wanting to realize a gain on their investment.  Through the stock buy-back program, investors have a buyer willing to pay market price for the stock.  For original investors, this amounts to almost 3 times their initial investment.  Based on these considerations, the Board believes that shareholder interests would be better served by using some of our excess capital to repurchase our own shares.

The offer and instructions on how to tender your shares are explained in detail in the enclosed Offer to Purchase and Letter of Transmittal.  In particular, please review the information under the caption "Summary" which is located immediately following the table of contents in the Offer to Purchase.  If you are interested in selling your stock, please contact Erica Humphrey, Investor Relations, at 770.607.4390.

I encourage you to read these materials carefully before making any decision with respect to the offer.  The offer is completely voluntary.  Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.  It is not necessary to return the Letter of Transmittal if you do not wish to sell any shares to the Company at this time.

Please note that the offer is scheduled to expire at 5:00 p.m., New York time, on Friday, March 31, 2006, unless the Company decides to extend the offer.

As always, we appreciate your continued association with Unity National Bank, and we look forward to visiting with you should this offer appeal to you.

Sincerely,

MICHAEL L. MCPHERSON

Michael L. McPherson

President & CEO